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                                                                  Exhibit (a)(3)
                        [LETTERHEAD OF LASALLE BANK N.A.]


Mr. Charles R. Gwirtsman                                      January 24, 2000
Managing Director
KRG Capital Partners, LLC
1515 Arapahoe Street
Tower One, Suite 1500
Denver, CO 80202

RE:      GLOBAL EMPLOYMENT SOLUTIONS/CREDIT FACILITY INCREASE

Dear Charlie:

LaSalle Bank National Association (the "Lender") is pleased to provide its revised commitment to provide a portion of the financing requirements of Global Employment Solutions, Inc. (the "Borrower"), subject to the attached revised Term Sheet dated 1/24/00. It should be noted that LaSalle will provide up to $20 million of the required $60 million in Senior Credit facilities on a pro-rata basis and has arranged for the additional financing commitments of $40 million through a syndicate of banks.

Please note that the financing commitment provided herein remains subject to legal counsel review and the completion of customary loan documentation, which must be satisfactory to LaSalle and the other lenders. In addition, this commitment is contingent on the Lender's satisfactory review of the Borrowers' most recent financial statements to confirm that there has been no material adverse change in the Borrower's financial condition.

Charlie, we are pleased to have this opportunity and look forward to working with you on this financing. Please indicate your acceptance of the terms and conditions outlined in the attached Term Sheet by executing in the space provided below. This financing commitment shall expire on April 30, 2000, unless extended by the Lender in writing.

Accepted and Agreed By:    /s/ Christopher J. Bock
                           -----------------------

Date:                      January 31, 2000
                           ------------------------

Sincerely,


/s/ David M. Knapp
David M. Knapp